SC 13G 1 a04-1766_1sc13g.htm SC 13G


                               UNITED STATES


                     SECURITIES AND EXCHANGE COMMISSION


                           Washington, D.C. 20549





                              SCHEDULE 13G


               Under the Securities Exchange Act of 1934

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                         PURSUANT TO 13d-2(b)


                       Learning Tree International Inc.

              Class A Common Stock, Par Value $0.01 Per Share

                               522015106
                             (CUSIP Number)


                           December 31, 2004


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

     CUSIP NO. 522015106          13G                       Page 2 of 12 Pages


1. Names of Reporting Persons. (entities only):

   MARATHON ASSET MANAGEMENT (SERVICES) LIMITED, a corporation incorporated under the laws of England and Wales; M.A.M. INVESTMENTS LTD., a Jersey corporation; MARATHON ASSET MANAGEMENT LLP, a limited liability partnership incorporated under the laws of England and Wales, WILLIAM JAMES ARAH, JEREMY JOHN HOSKING and NEIL MARK OSTRER, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

2. Check the Appropriate Box if a Member of a Group:

(a) [ ]
(b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization:
   United Kingdom / Jersey


Number of Shares Beneficially Owned by Each Reporting Person With:

    5.   Sole Voting Power
         0

    6.   Shared Voting Power
         729,095

    7.   Sole Dispositive Power
         0

    8.   Shared Dispositive Power
         1,114,695


9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   1,114,695

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.Percent of Class Represented by Amount in Row (9)
   6.6%

12.Type of Reporting Person:
   IA, HC, IN

     CUSIP NO. 522015106          13G                       Page 3 of 12 Pages


1. Names of Reporting Persons:
   Marathon Asset Management (Services) Limited


2. Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [X]


3.SEC Use Only

4.Citizenship or Place of Organization
  United Kingdom



Number of Shares Beneficially Owned by Each Reporting Person With:


   5.   Sole Voting Power
        0

   6.   Shared Voting Power
        101,795

   7.   Sole Dispositive Power
        0

   8.   Shared Dispositive Power
        215,195


9. Aggregate Amount Beneficially Owned by Each Reporting Person
   215,195


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [  ]


11. Percent of Class Represented by Amount in Row (9)
    1.3%


12. Type of Reporting Person
    IA

     CUSIP NO. 522015106          13G                       Page 4 of 12 Pages



1. Names of Reporting Persons:
   Marathon Asset Management LLP


2. Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [X]


3. SEC Use Only

4. Citizenship or Place of Organization
   London


Number of Shares Beneficially Owned by Each Reporting Person With

   5.   Sole Voting Power
        0

   6.   Shared Voting Power
        627,300

   7.   Sole Dispositive Power
        0

   8.   Shared Dispositive Power
        899,500


9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    899,500


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [  ]


11. Percent of Class Represented by Amount in Row (9)
    5.3%


12. Type of Reporting Person
    IA

     CUSIP NO. 522015106          13G                       Page 5 of 12 Pages



1. Names of Reporting Persons
   M.A.M. INVESTMENTS LTD

2. Check the Appropriate Box if a Member of a Group

(a)[ ]
(b)[X]


3. SEC Use Only

4. Citizenship or Place of Organization
   Jersey



Number of Shares Beneficially Owned by Each Reporting Person With


   5.   Sole Voting Power
        0

   6.   Shared Voting Power
        729,095

   7.   Sole Dispositive Power
        0

   8.   Shared Dispositive Power
        1,114,695


9. Aggregate Amount Beneficially Owned by Each Reporting Person
   1,114,695

   1,114,695 shares are deemed to be beneficially owned by MAM
   Investments Ltd, as a control person of the investment advisor. MAM Investments Ltd disclaims any direct ownership of the shares reported in this schedule 13G.


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [  ]


11. Percent of Class Represented by Amount in Row (9)
    6.6%


12. Type of Reporting Person
    HC

     CUSIP NO. 522015106          13G                      Page 6 of 12 Pages


1. Names of Reporting Persons. (entities only):

   William James Arah


2. Check the Appropriate Box if a Member of a Group:

(a) [ ]
(b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization:
   United Kingdom


Number of Shares Beneficially Owned by Each Reporting Person With:

    5.   Sole Voting Power
         0

    6.   Shared Voting Power
         729,095

    7.   Sole Dispositive Power
         0

    8.   Shared Dispositive Power
         1,114,695


9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   1,114,695

   1,114,695 shares are deemed to be beneficially owned by William James Arah, as a control person of the investment advisor. William James Arah disclaims any direct ownership of the shares reported in this schedule 13G.

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.Percent of Class Represented by Amount in Row (9)
   6.6%

12.Type of Reporting Person:
   IN

     CUSIP NO. 522015106          13G                      Page 7 of 12 Pages


1. Names of Reporting Persons. (entities only):

   Neil Mark Ostrer


2. Check the Appropriate Box if a Member of a Group:

(a) [ ]
(b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization:
   United Kingdom


Number of Shares Beneficially Owned by Each Reporting Person With:

    5.   Sole Voting Power
         0

    6.   Shared Voting Power
         729,095

    7.   Sole Dispositive Power
         0

    8.   Shared Dispositive Power
         1,114,695


9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   1,114,695

   1,114,695 shares are deemed to be beneficially owned by Neil Mark Ostrer, as a control person of the investment advisor. Neil Mark Ostrer disclaims any direct ownership of the shares reported in this schedule 13G.

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.Percent of Class Represented by Amount in Row (9)
   6.6%

12.Type of Reporting Person:
   IN

     CUSIP NO. 522015106          13G                      Page 8 of 12 Pages


1. Names of Reporting Persons. (entities only):

   Jeremy John Hosking


2. Check the Appropriate Box if a Member of a Group:

(a) [ ]
(b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization:
   United Kingdom


Number of Shares Beneficially Owned by Each Reporting Person With:

    5.   Sole Voting Power
         0

    6.   Shared Voting Power
         729,095

    7.   Sole Dispositive Power
         0

    8.   Shared Dispositive Power
         1,114,695


9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   1,114,695

   1,114,695 shares are deemed to be beneficially owned by Jeremy John Hosking,as a control person of the investment advisor. Jeremy John Hosking disclaims any direct ownership of the shares reported in this schedule 13G.

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.Percent of Class Represented by Amount in Row (9)
   6.6%

     CUSIP NO. 522015106          13G                      Page 9 of 12 Pages



Item 1.

(a)  Name of Issuer
     Learning Tree International Inc.

(b)  Address of Issuer's Principal Executive Offices
     6053 West Century Boulevard
     Los Angeles, CA 90045

Item 2.

(a)  Name of Person Filing

(b)  Address of Principal Business Office or, if none, Residence

(c)  Citizenship


This Schedule is being filed by Marathon Asset Management (Services) Limited, a corporation incorporated under the laws of England and Wales ("Marathon Limited") whose principal business office is located at Orion House, 5 Upper St. Martin's Lane, London, WC2H 9EA, United Kingdom; M.A.M. Investments Ltd., a Jersey corporation ("M.A.M.") whose principal executive offices are located at Orion House, 5 Upper St. Martin's Lane, London, WC2H 9EA, United Kingdom and Marathon Asset Management LLP ("Marathon LLP"), a limited liability partnership incorporated under the laws of England and Wales whose principal executive offices are located at Orion House, 5 Upper St. Martin's Lane, London, WC2H 9EA, United Kingdom, William James Arah, Jeremy John Hosking and Neil Mark Ostrer.

Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the
("Exchange Act"), or otherwise.

Marathon Limited is a wholly owned subsidiary of M.A.M and as such shares with M.A.M. the voting and dispositive power as to all of the shares beneficially owned by Marathon Limited. Messrs Arah, Hosking and Ostrer are directors and indirect owners of Marathon Limited and owners and Executive Committee Members of Marathon LLP.


This Schedule 13G is being filed by Marathon Limited and Marathon LLP, both entities are investment advisers registered under the Investment Advisers Act of 1940 and all of the subject securities have been purchased by them in the ordinary course of their respective businesses as an investment advisor and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. One or more of their advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, Marathon Limited and Marathon LLP each have the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares. None of their clients has an interest relating to more than five percent of the class to which this
Schedule 13G applies.


(d) Title of Class of Securities
    Class A common stock, par value $0.01 per share

(e) CUSIP Number
    522015106

     CUSIP NO. 522015106          13G                      Page 10 of 12 Pages


Item 3.

If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [X] Group, in accordance with 240.13d-1(b)(1)(ii)(J).*




* This statement is being filed jointly by the Reporting Persons, although each of them expressly disaffirms membership in any group under Rule 13d-5 under the Exchange Act.


Item 4.
Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
    1,114,695 shares

(b) Percent of class:
    6.6%

(c) Number of shares as to which the person has:

   (i)  Sole power to vote or to direct the vote
        0

   (ii) Shared power to vote or to direct the vote
        729,095


(iii) Sole power to dispose or to direct the disposition of
      0

(iv)  Shared power to dispose or to direct the disposition of
      1,114,695


This Schedule 13G assumes the Company has issued and outstanding 16,943,000 Class A common stock, par value $.01 per share.


Item 5.


Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following   [  ].


Item 6.


Ownership of More than Five Percent on Behalf of Another Person

The subject shares are all owned by clients of Marathon. No such person's interest in the securities included in this report exceeds 5% of the class outstanding.


Item 7.


Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

     CUSIP NO. 522015106          13G                      Page 11 of 12 Pages


Item 8.


Identification and Classification of Members of the Group:
This Schedule is being filed by Marathon Asset Management (Services) Limited, a corporation incorporated under the laws of England and Wales ("Marathon Limited") whose principal business office is located at Orion House,5 Upper St. Martin's Lane, London, WC2H 9EA, United Kingdom; M.A.M. Investments Ltd., a Jersey corporation ("M.A.M.") whose principal executive offices are located at Orion House, 5 Upper St. Martin's Lane, London, WC2H 9EA, United Kingdom and Marathon Asset Management LLP ("Marathon LLP"), a limited liability partnership incorporated under the laws of England and Wales whose principal executive offices are located at Orion House, 5 Upper St. Martin's Lane, London, WC2H 9EA, United Kingdom, William James Arah, Jeremy John Hosking and Neil Mark Ostrer. Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Exchange Act, or otherwise.

Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. Marathon Limited and Marathon LLP are under common ownership and control. Because Marathon Limited and Marathon LLP are obligated to act in the best interests of their respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among the Reporting Persons to act together with respect to the issuer or its securities.


Item 9.


Notice of Dissolution of Group:
Not Applicable


Item 10.


Certification:
By signing below I certify that, to the best of that knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2005
MARATHON ASSET MANAGEMENT (SERVICES)  LIMITED





By:

/s/ Simon Davies______

Name:
Simon Davies

Title:
Head of Compliance


MARATHON ASSET MANAGEMENT LLP

By:

/s/  William Arah______

Name:
William Arah

Title:
Director


M.A.M. INVESTMENTS LTD.

By:

/s/  William Arah______

Name:
William Arah

Title:
Director




/s/  William Arah______
William Arah


/s/ Jeremy Hosking ____
Jeremy Hosking


/s/ Neil Ostrer _______
Neil Ostrer

     CUSIP NO. 522015106          13G                      Page 12 of 12 Pages



                                 EXHIBIT A


                          LEARNING TREE INTERNATIONAL INC.

               CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

                                 522015106




We hereby agree that the within Statement on Schedule 13G regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


Dated:  February 1, 2005

MARATHON ASSET MANAGEMENT (SERVICES)  LIMITED



By:

/s/ Simon Davies______

Name:
Simon Davies

Title:
Head of Compliance


MARATHON ASSET MANAGEMENT LLP

By:

/s/  William Arah______

Name:
William Arah

Title:
Director


M.A.M. INVESTMENTS LTD.

By:

/s/  William Arah______

Name:
William Arah

Title:
Director




/s/  William Arah______
William Arah


/s/ Jeremy Hosking ____
Jeremy Hosking


/s/ Neil Ostrer _______
Neil Ostrer